AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 28th Floor
Los Angeles, CA 90071

June 30, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	American Metal & Technology, Inc. (the “Company”) Form 8-K filed May 26, 2010 File No. 033-19048-NY

Dear Sir/Madam:

In connection with the response to be submitted to the U.S. Securities and Exchange Commission (the “SEC”) with respect to a comment letter received by the Company on May 28, 2010, setting forth the SEC’s comments to the Company’s Form 8-K, initially filed with the SEC on May 26, 2010, I hereby acknowledge the following on behalf of the Company:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

2.	The SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Company may not assert SEC’s staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very Truly Yours,

American Metal & Technology, Inc.

By:	/s/ Chen Gao
Chen Gao, President